UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT:  JULY 31, 2009
COMMISSION FILE NUMBER 001-33373
____________________

CAPITAL PRODUCT PARTNERS L.P.

(Translation of registrant’s name into English)
____________________

3 IASSONOS STREET
PIRAEUS, 18537 GREECE
(address of principal executive offices)
____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes           ☐           No           ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           ☐           No           ☒

If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 1 – Information Contained in this Form 6-K Report

Attached as Exhibit I is a press release of Capital Product Partners L.P., dated July 31, 2009.

This report on Form 6-K is hereby incorporated by reference into the registrant's registration statement, registration number 333-153274, dated October 1, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS, L.P.,
By	Capital GP L.L.C., its general partner
/s/ Ioannis E. Lazaridis
Name: Ioannis E. Lazaridis
Title: Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

Dated: July 31, 2009

Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES SECOND QUARTER FINANCIAL RESULTS AND AMENDMENT OF CERTAIN LOAN TERMS

Athens, Greece - July 31, 2009 – Capital Product Partners L.P. (the “Partnership”), (Nasdaq: CPLP), an international owner of modern double-hull tankers, today released its financial results for the second quarter ended June 30, 2009.

The Partnership's net income for the quarter ended June 30, 2009 was $8.0 million, or $0.32 per limited partnership unit, which is $0.03 less than the $0.35 per unit from the previous quarter ended March 31, 2009, and $0.19 lower than the second quarter last year. This drop compared to last year is primarily due to the absence of profit sharing revenues and higher interest expenses.

Operating surplus for the quarter ended June 30, 2009 was $11.5 million, less than the $11.9 million from the first quarter of 2009 and lower than the $15.7 million from the second quarter of 2008. Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. (Please see Appendix A for a reconciliation of this non-GAAP financial measure to net income.)

Revenues for the second quarter of 2009 were $31.2 million compared to $32.0 million of revenues in the second quarter of 2008. There were no profit sharing revenues in the second quarter of 2009 due to the very challenging spot market for both product and crude tankers throughout this period. In the second quarter of 2008 the profit sharing revenues amounted to $4.5 million.

Total operating expenses for the second quarter of 2009 were $16.0 million, including $8.0 million paid to a subsidiary of Capital Maritime & Trading Corp. (Capital Maritime), the Partnership's sponsor, for the commercial and technical management of the fleet, $7.0 million in depreciation and $0.6 million in general and administrative expenses, compared to $13.7 million for the second quarter of 2008. The increase is partly due to certain additional fees and costs incurred in relation to the technical management of our vessels. Interest expense and finance cost for the second quarter of 2009 totaled $7.5 million compared to $5.9 million for the second quarter of 2008. The increase in interest expense is due to the increased debt of the Partnership compared to a year ago, as well as an additional cost of $0.4 million, which is due to the increased funding costs of the banks, incurred in accordance with the terms of our existing loan agreements.

The product tanker spot market remained under severe pressure throughout the second quarter of 2009, as oil product demand continues to appear weak in each of the major OECD regions. U.S. refiners are increasingly able to satisfy domestic demand, the demand for imports of seaborne products globally has diminished and arbitrage opportunities are limited. The Suezmax spot market showed some resistance to the overall tanker market weakness due to increased demand for crude oil from Chinese and Indian refiners out of West Africa as well as from U.S. refiners in May in anticipation of the driving season. However, expectations for any substantial improvement in both the crude and product spot markets are currently low, which are increasingly reflected in the period and sales & purchase market.

Ioannis Lazaridis, Chief Executive Officer and Chief Financial Officer of Capital Product Partners' general partner, said: “Against the backdrop of the most depressed tanker spot market of the last ten years our performance in the second quarter has been solid. The stability of our revenues is the result of our chartering strategy and the excellent operational performance of our vessels is evidenced by the absence of any material off hire for another quarter. As has been previously announced, we further lengthened the duration of our charters by swapping two of our vessels, Assos and Atrotos, for two of Capital Maritime’s vessels, the Agamemnon II and Ayrton II.”

As of June 30, 2009, the Partnership's long-term debt remained unchanged compared to the end of 2008 at $474.0 million and partners' equity was $164.1 million. The remaining undrawn amounts under the terms of our debt facilities currently stand at $246.0 million.

Mr Lazaridis highlighted: “Due to a significant deterioration in the tanker market, the Partnership obtained an amendment to certain terms in its loan agreements effective until end June 2012. The lenders under both facilities have agreed to increase the fleet loan-to-value covenant to 80% from 72.5%. It was also agreed to amend the manner in which market valuations of our vessels are conducted. In exchange, the interest margin for both of our credit facilities will increase to 135-145 bps over LIBOR subject to the level of the asset covenants. Currently the margin on our $370.0 million credit facility is 75bps over LIBOR and on our $350.0 million credit facility it is 110bps over LIBOR.  All other terms in both of our facilities remain unchanged.”

On July 23, 2009 the Partnership held its Annual General Meeting in Piraeus at which Abel Rasterhoff was re-elected as a Class II Director until the 2012 Annual Meeting of Limited Partners. In addition, a proposal to amend the Company’s First Amended and Restated Agreement of Limited Partnership so that, in the case of any meeting of Limited Partners of the Company which has been adjourned for a second time due to absence of a quorum during the first two meetings, the holders of any Outstanding Units of the class or classes for which such meeting has been called represented either in person or by proxy shall constitute a quorum for the purposes of such meeting, provided that such votes present at the third convened meeting represent at least 25% of the outstanding units of the Company, was approved by the majority of the outstanding common units of the Partnership. No other actions were taken at the meeting.

On July 27, 2009, the Board of Directors of the Partnership declared a cash distribution for the second quarter of 2009 of $0.41 per unit, which is equal to the distribution for the first quarter of 2009. The second quarter cash distribution will be paid on August 14, 2009 to unit holders on record on August 6, 2009.

Mr. Lazaridis concluded: “The global economic and credit environment has seen little change over the last quarter and there are no visible prospects for a recovery. We continue to face a severe deterioration in the banking and credit world as well as a major global economic slowdown, whose duration is very difficult to forecast.  The continuing weakness in the product and crude tanker market is widely acknowledged to have taken a substantial toll on both the period rates and asset prices but the limited transactions and fixtures taking place do not allow for a proper assessment of current market levels. The continuing poor state of the spot tanker market, the potential vessel deliveries for 2009 and the outlook for global oil demand in 2009, which remains weak (according to IEA -2.9% or -2.5 mb/d versus 2008), are all factors likely to have a further adverse effect on tanker vessel prices and period rates in the short- to medium- term. We have zero capital commitments to purchase or build vessels, we have amended a number of the terms in our loan facilities and our fleet’s charter coverage for 2009 and 2010 stands at approximately 100% and 67%, respectively. However, the uncertain prospects for the rest of the year and the lack of tangible recovery signs for 2010 are all likely to have an adverse impact on our results and financial condition over time, particularly as vessels come up for rechartering.”

Capital Product Partners will host a conference call to discuss its results today at 10:00 a.m. Eastern Time (U.S.). The public is invited to listen to the conference call by dialing +1 888 935 4577 (U.S. and Canada, toll free), or +1 718 354 1389 (international); reference number 3529343#. Participants should dial in 10 minutes prior to the start of the call. The slide presentation accompanying the conference call will be available on the Partnership's website at www.capitalpplp.com. An audio webcast of the conference call will also be accessible through the website. The relevant links will be found in the Investor Relations section of the website.

About Capital Product Partners L.P.

Capital Product Partners L.P. (Nasdaq:CPLP), a Marshall Islands master limited partnership, is an international owner of modern double-hull tankers. Capital Product Partners L.P. owns 18 modern vessels, including 15 MR tankers, two small product tankers and one Suezmax crude oil tanker. All 18 vessels are under medium to long-term charters to BP Shipping Limited, Morgan Stanley Capital Group Inc., Overseas Shipholding Group, Shell International Trading & Shipping Company Ltd., and Trafigura Beheer B.V.

For more information about the Partnership and to access or request a copy of its Annual Report, please visit our website: www.capitalpplp.com

Forward Looking Statement:

The statements in this press release that are not historical facts, including our expectations regarding developments in the markets and their effects, the effects on our financial condition and results, the effect of our vessels coming up for rechartering, our expectations regarding oil demand, expectations regarding our ability to react to market conditions and protect the Partnership, our expected charter coverage rates for 2009 and 2010, our future commitments and the effect of the amendments to our credit facilities, may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

CPLP-F

Capital Product Partners L.P.
Unaudited Condensed Consolidated and Combined Statements of Income
(Notes 1-5)
(In thousands of United States dollars, except number of units and earnings per unit)

	For the three month period ended June 30,		For the six month period ended June 30,
	2009	2008	2009	2008

Revenues	$31,244	$32,036	$63,574	$59,257

Expenses:
Voyage expenses	247	273	532	563
Vessel operating expenses - related party	8,030	6,259	14,698	11,590
Vessel operating expenses	46	540	499	3,560
General and administrative expenses	624	721	1,412	1,401
Depreciation	7,003	5,922	14,284	11,684
Operating income	15,294	18,321	32,149	30,459
Other income (expense), net:
Interest expense and finance cost	(7,518)	(5,933)	(15,391)	(11,515)
Interest income	339	203	865	466
Foreign currency (loss), net	(11)	1	3	(57)
Total other (expense), net	(7,190)	(5,729)	(14,523)	(11,106)
Net income	8,104	12,592	17,626	19,353
Less:
Net (loss)/income attributable to CMTC operations	88	(293)	810	(1,504)
Partnership’s net income	$8,016	$12,885	$16,816	$20,857
General Partner’s interest in Partnership’s net income	$160	$258	$336	$417
Limited Partners’ interest in Partnership’s net income	$7,856	$12,627	$16,480	$20,440
Net income per:
• Common units (basic and diluted)	0.32	0.51	0.66	0.89
• Subordinated units (basic and diluted)	-	0.51	0.66	0.82
• Total units (basic and diluted)	0.32	0.51	0.66	0.87
Weighted-average units outstanding:
• Common units (basic and diluted)	24,817,151	15,855,067	22,676,582	14,739,845
• Subordinated units (basic and diluted)	-	8,805,522	2,140,569	8,805,522
• Total units (basic and diluted)	24,817,151	24,660,589	24,817,151	23,545,367

Capital Product Partners L.P.
Unaudited Condensed Consolidated and Combined Balance Sheets
(Notes 1-5)
(In thousands of United States dollars, except number of shares)
	June 30, 2009	December 31, 2008
Assets
Current assets
Cash and cash equivalents	$2,039	$43,149
Short term investment	29,610	1,080
Trade accounts receivable	555	6,421
Prepayments and other assets	795	602
Inventories	-	94
Total current assets	32,999	51,346
Fixed assets
Vessels, net	651,523	718,153
Total fixed assets	651,523	718,153
Other non-current assets
Deferred charges, net	2,690	2,884
Restricted cash	4,500	4,500
Total non-current assets	658,713	725,537
Total assets	$691,712	$776,883
Liabilities and Partners’ / Stockholders’ Equity
Current liabilities
Current portion of long-term debt	$-	$-
Current portion of related party long-term debt	-	24,538
Trade accounts payable	747	477
Due to related parties	4,348	2,254
Accrued liabilities	554	1,150
Deferred revenue	1,729	3,795
Distribution payable to General Partner	6,235	-
Total current liabilities	13,613	32,214
Long-term liabilities
Long-term debt	474,000	474,000
Long-term related party debt	-	27,762
Deferred revenue	1,683	1,568
Derivative instruments	38,326	47,414
Total long-term liabilities	514,009	550,744
Total liabilities	527,622	582,958
Commitments and contingencies	-	-

Total partners’ / stockholders’ equity	164,090	193,925
Total liabilities and partners’ / stockholders’ equity	$691,712	$776,883

Capital Product Partners L.P.
Unaudited Condensed Consolidated and Combined Statements of Cash Flows
(Notes 1-5)
(In thousands of United States dollars)
	For the six month period ended June 30,
	2009	2008
Cash flows from operating activities:
Net income	$17,626	$19,353
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation and amortization	14,284	11,684
Amortization of deferred charges	167	249
Changes in operating assets and liabilities:
Trade accounts receivable	5,753	(1,489)
Due from related parties	(11)	(235)
Prepayments and other assets	(262)	(198)
Inventories	(178)	177
Trade accounts payable	944	800
Due to related parties	3,871	1,516
Accrued liabilities	(430)	449
Deferred revenue	(1,951)	(2,598)
Dry docking paid	-	(251)
Net cash provided by operating activities	39,813	29,457
Cash flows from investing activities:
Vessel advances and acquisitions	(26,150)	(182,113)
Increase of restricted cash	-	(1,000)
Purchase of short term investment	(28,530)	(21,250)
Net cash (used in) investing activities	(54,680)	(204,363)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	-	153,500
Proceeds from related party debt/financing	-	86,523
Payments of long-term debt		(8,080)
Payments of related party debt/financing	(23,309)	(52,463)
Loan issuance costs	(42)	(1,868)
Excess of purchase price over book value of vessels acquired from entity under common control	-	(2,340)
Dividends paid	(43,462)	(19,125)
Cash balance that was distributed to the previous owner	-	(2)
Capital contributions by CMTC	40,570	1,500
Net cash (used in) / provided by financing activities	(26,243)	157,645

Net (decrease) in cash and cash equivalents	(41,110)	(17,261)
Cash and cash equivalents at beginning of period	43,149	19,919
Cash and cash equivalents at end of period	2,039	$2,658

Supplemental Cash Flow information
Cash paid for interest	$14,968	$10,882

Non-cash Activities
Net book value of vessels transferred-in, M/T Agamemnon II and M/T Ayrton II less cash paid.	68,054
Net book value of vessels transferred-out, M/T Assos and M/T Atrotos	(70,496)
Net liabilities assumed by CMTC upon vessel contribution to the Partnership	31,073	74,239
Units issued to acquire vessel owning company of M/T Amore Mio II.	-	$37,739
Units issued to acquire vessel owning company of M/T Amore Mio II.	-	$10,066

Notes

(1) The unaudited condensed consolidated and combined statements of income and cash flows for the three and six month period ended June 30, 2009 include the results of operations of:
(a)
M/T Agamemnon II and M/T Ayrton II (a 51,238dwt sister MR product tankers which were delivered to Capital Maritime on November 24, 2008 and April 10, 2009 respectively) were acquired from Capital Maritime, an entity under common control, on April 7 and April 13, 2009 respectively, as though the transfers had occurred at the beginning of the earliest period presented and

(b)	M/T Assos and M/T Atrotos up to April 6, 2009 and April 12, 2009 which were exchanged on the same date with M/T Agamemnon II and M/T Ayrton II respectively
The unaudited condensed consolidated and combined statements of income and cash flows for the three and six month period ended June 30, 2008 include the results of operations of M/T Amore Mio II and M/T Aristofanis which were acquired from an entity under common control on March 27, 2008, and April 30, 2008, respectively, as though the transfers had occurred at the beginning of the earliest period presented.

(2) On April 7, and April 13, 2009 the Partnership acquired from Capital Maritime the shares of the vessel owning companies of the M/T Agamemnon II and M/T Ayrton II. In exchange Capital Maritime received all the shares of the vessel owning companies of the M/T Assos and M/T Atrotos, which were part of the Partnership’s fleet, and an additional cash consideration of $8,000. The amount of $23,708, which was the difference of the historic cost between these vessels, has been recorded as an increase in the partners’ equity. The cash consideration of $8,000 reduced the partners’ equity and is presented as an investing activity under vessel advances and acquisitions in the statements of cash flows for the six month period ended June 30, 2009. As required by the provision of Statement of Financial Accounting Standards No. 141(R), "Business Combinations" ("SFAS No. 141(R)"), the Partnership accounted for the acquisition of the vessel owning companies of the M/T Agamemnon II and M/T Ayrton II as a transfer of equity interests between entities under common control at Capital Maritime's carrying amounts (historical cost) of the net assets contributed. In addition, transfers of equity interests between entities under common control are accounted for as if the transfer occurred at the beginning of the earliest period presented, and prior years financial statements are retroactively adjusted to furnish comparative information similar to the pooling-of-interest method of accounting.
All assets and liabilities of the vessel owning companies of the M/T Agamemnon II and M/T Ayrton, except the vessel, the time charter agreements and necessary permits were retained by Capital Maritime.
All assets and liabilities of the vessel owning companies of the M/T Assos and M/T Atrotos, except the vessel and necessary permits were retained by the Partnership.
(3) On January 29, 2008, June 17, 2008 and August 20, 2008 the Partnership acquired from Capital Maritime the shares of the vessel owning company of M/T Alexandros II, M/T Aristotelis II, and M/T Aris II for a total purchase price of $48,000 each. The vessels have been recorded in the Partnership's financial statements at the amount of $46,954, $46,706 and $46,585, respectively, which had been reflected in Capital Maritime's consolidated financial statements, which differ from the acquisition price by $1,046, $1,294 and $1,415, respectively. The amount of the purchase price in excess of Capital Maritime's basis of the assets amounted to $3,755 was recognized as a reduction of partners' equity. M/T Alexandros II, M/T Aristotelis II, and M/T Aris II were delivered to Capital Maritime from the shipyard on January 29, 2008, June 17, 2008, and August 20, 2008 respectively and on the same date the Partnership acquired the shares of the respective vessel owning companies. These vessel owning companies did not have an operating history, as such, there is no information to retroactively adjust that should be considered. As required by the provision of Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS No. 141"), the Partnership accounted for the acquisition of the vessel owning companies of the M/T Alexandros II, the M/T Aristotelis II and the M/T Aris II as a transfer of net assets between entities under common control at Capital Maritime's carrying amounts (historical cost) of the net assets contributed. All assets, liabilities and equity other than the relevant vessels, related charter agreements and related permits, which the vessel owning companies of the M/T Alexandros II, the M/T Aristotelis and the M/T Aris II had at the time of the transfer, were retained by Capital Maritime.

Notes - Continued

(4) On March 27, 2008 and April 30, 2008 the Partnership acquired from Capital Maritime the shares of the vessel owning companies of M/T Amore Mio II and M/T Aristofanis for a total consideration of $85,739 and $21,566 respectively. The acquisition of the shares of the vessel owning company of M/T Amore Mio II was funded by $2,000 from available cash, $46,000 through a drawn down from the new credit facility of $350,000, and the remaining amount through the issuance of 2,048,823 common units to Capital Maritime at a price of $18,42 per unit which represents the closing price of the Partnership’s units on March 26, 2008 as quoted on Nasdaq Stock Exchange. The acquisition of the shares of the vessel owning company of M/T Aristofanis was funded by $11,500 through a drawn down from the new credit facility of $350,000, and the remaining amount through the issuance of 501,308 common units to Capital Maritime at a price of $20.08 per unit which represents the closing price of the Partnership’s units on April 29, 2008 as quoted on Nasdaq Stock Exchange. M/T Amore Mio II and M/T Aristofanis have been recorded in the Partnership's financial statements at the amount of $85,146 and $10,831 respectively,  reflecting their historical cost in Capital Maritime's consolidated financial statements, and differ from the acquisition price by $593 and $10,735 respectively. The amounts of the purchase price in excess of Capital Maritime's basis of the M/T Amore Mio II and M/T Aristofanis of $593 and $10,735 respectively were recognized as a reduction of partners' equity. As required by the provision of Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS No. 141"), the Partnership accounted for the acquisition of the vessel owning companies of M/T Amore Mio II and M/T Aristofanis as a transfer of equity interests between entities under common control at Capital Maritime's carrying amounts (historical cost) of the net assets contributed. In addition, transfers of equity interests between entities under common control are accounted for as if the transfer occurred at the beginning of the earliest period presented, and prior years financial statements are retroactively adjusted to furnish comparative information similar to the pooling-of-interest method of accounting.
All assets and liabilities of the vessel owning companies of the M/T Amore Mio II and M/T Aristofanis except the vessel, the time charter agreements and necessary permits were retained by Capital Martime.

(5) Short term investment consists of cash time deposits with original maturities of more than three months.

Capital Product Partners L.P.
Appendix A – Reconciliation of Non-GAAP Financial Measure
(In thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Operating Surplus

Operating Surplus represents net income adjusted for non cash items such as depreciation and amortization expense, unearned revenue and unrealized gain and losses. Replacement capital expenditures represent those capital expenditures required to maintain over the long term the operating capacity of, or the revenue generated by, the Partnership's capital assets. Operating Surplus is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership's ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Partnership's performance required by accounting principles generally accepted in the United States. The tables below reconcile Operating Surplus to net income for the three month period ended June 30, 2009.

Reconciliation of Non-GAAP Financial Measure – Operating Surplus	For the three month period ended June 30, 2009

Net income		$8,104

Adjustments to reconcile net income to net cash provided by operating activities

Depreciation and amortization	7,085
Deferred revenue	188
M/T Agamemnon II and M/T Ayrton II net income from April 1, 2009 to April 6, 2009 and April 12, 2009 respectively	(88)
M/T Agamemnon II and M/T Ayrton II depreciation and amortization from April 1, 2009 to April 6, 2009 and April 12, 2009 respectively	(31)	7,154
NET CASH PROVIDED BY OPERATING ACTIVITIES		15,258

Replacement Capital Expenditures		(3,806)

OPERATING SURPLUS		11,452
Recommended reserves		(1,069)
AVAILABLE CASH		10,383